LIQUID MEDIA GROUP LTD. TO BEGIN TRADING ON NASDAQ AS YVR

Vancouver, Canada, August 13, 2018 -- Liquid Media Group Ltd. (formerly Leading Brands, Inc.; NASDAQ: LBIX) (the “Company”) will begin trading on NASDAQ under its new ticker symbol “YVR” at the opening of the market on Monday, August 13, 2018.

The Company’s name change was made following the closing of the previously announced plan of arrangement with Liquid Media Group (Canada) Ltd. (formerly Liquid Media Group Ltd.) (“Liquid Canada”), pursuant to which the Company acquired 100% of the shares of Liquid Canada in exchange for 6,442,486 shares of the Company (the “Arrangement”). Following the closing of the Arrangement, former shareholders of Liquid Canada hold 69.7% of the Company’s issued and outstanding shares.

The name change represents the Company’s intention to carry on Liquid Canada’s business following the Arrangement as a media and entertainment company connecting mature production service companies into a vertically integrated global studio, and producing content for all platforms.

The Company changed its ticker symbol from LBIX to YVR following the Arrangement to reflect its new name and business. The name change has also resulted in a change to the CUSIP number for the Company’s outstanding common shares. The new CUSIP is 53634Q105. Outstanding share certificates for the Company’s common shares, which reflect the former name of the Company, will continue to be valid and need not be exchanged.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of the Company and Liquid Canada dated June 8, 2018 (the "Information Circular"). A copy of the Information Circular and other meeting materials can be found under both the Company's and Liquid Canada’s profiles on the SEDAR website at www.sedar.com.

About the Company

The Company will carry on Liquid Canada’s business as a media and entertainment company that is connecting mature production service companies into a vertically-integrated global studio, producing content for all platforms including film, TV, gaming and VR, through its network of shared services.

On behalf of the board of directors of the Company

“Charles Brezer”

Charles Brezer
Director

For additional information regarding the Company, contact:
Daniel Cruz
778-840-4571
Email: info@liquidmediagroup.co

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). More particularly and without limitation, this news release contains forward-looking statements and information concerning the continued listing of the Company’s common shares on NASDAQ, which is not guaranteed and which is dependent on the Company obtaining a positive decision from the Nasdaq Hearing Panel, as more fully described in the Company’s news release from August 2, 2018. These forward-looking statements reflect the expectations or beliefs of management of the Resulting Issuer based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.